Exhibit 12


                    MICHIGAN BELL TELEPHONE COMPANY

         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Dollars in thousands)

                                       Nine Months         Nine Months
                                             Ended               Ended
                                     September 30,       September 30,
                                              1994                1993

1. Earnings
(a)  Income before interest
     expense and income taxes.            $283,235            $426,546

(b)  Single Business Tax                    22,050              20,610

(c)  Portion of rental expense
     representative of the
     interest factor (1) (2)                 8,263              10,154

     Total  1.(a) through (c)             $313,548            $457,310

2. Fixed Charges
(a)  Total interest deductions             $73,380             $79,813

(c)  Portion of rental expense
     representative of the
     interest factor (1) (2)                 8,263              10,154

     Total 2.(a) and (b)                   $81,643             $89,967

3. Ratio  (1. divided by 2.)  (3)             3.84                5.08

(1) The Company considers 1/3 of rental expense to be the amount representing return on capital and therefore it must be included in fixed charges.

(2)  Earnings are income before income taxes and fixed charges.
     Since the Single Business Tax and rental expense have already been deducted, the Tax and the 1/3 portion of rental expense considered to be fixed charges are added back.

(3) The results for the first nine months of 1994 reflect $194.7 in pre-tax changes for work force restructuring (see MD&A discussion of these charges). Such charges will be funded primarily from the Ameritech Pension Plan.